Summary of the Sixth Amendment to the Agreement to Supply Sugarcane, entered into by BrasilAgro and Brenco on May 8, 2015, in connection with Fazenda Alto Taquari

Parties: Brasilagro – Companhia Brasileira de Propriedades Agrícolas and Brenco – Companhia Brasileira de Energia Renovável

Purpose:

(i)                  To modify the way of supplying, fixing the volume of sugar cane to be delivered to Brenco, as follows:

HARVEST	PRODUCTION
2015/2016	239,958	tons of sugarcane
2016/2017	224,714	tons of sugarcane
2017/2018	216,713	tons of sugarcane
2018/2019	223,045	tons of sugarcane
2019/2020	239,544	tons of sugarcane
2020/2021	272,257	tons of sugarcane
2021/2022	244,649	tons of sugarcane

(ii)                To grant full, general, irrevocable and irreversible discharge, from one Party to another Party .

All other provisions which have not been expressly altered by the Sixth Amendment remained ratified.